UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to Notice of the 52nd Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: February 27, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
Name: Lim, Seung-Kyu
Title: Executive Vice President

Exhibit 99.1

To Shareholders

Notice of the 52nd Ordinary General Meeting of Shareholders

We hereby notify you that the 52nd Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 19 of the Company’s Articles of Incorporation as follows.

1. Date: March 27, 2020 at 9:00 am (KST)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. List of Agenda Items

☒ Agenda 1 : Approval of Financial Statements for the 52nd FY (2019)

(Year-end dividend per share : KRW 4,000)

  [Description of the Proposal]

Pursuant to Article 449 of the Korean Commercial Act and Article 53 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve the 52nd Fiscal Year Financial Statements.

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from independent auditors of 52nd FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO website (http://www.posco.co.kr) and will be disclosed at the SEC website (https://www.sec.gov) in the 2nd week of March, 2020.

☒ Agenda 2: Election of Inside Directors

  [Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Inside Directors of the Company as follows.

•	Number of Inside Directors to be Elected: 4 Directors

•	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Chang, In-Hwa (2-1)	August 17, 1955 Board of Directors	2018~Present 2017~2018 2016~2017 2015~2016 2014~2015 2011~2014 2009~2011

(Representative Director, President)

Head of POSCO Steel Business Unit

(Board Member, Senior Executive VP)

Head of POSCO Steel Production Div.

(Senior Executive VP)

Head of POSCO Technology and Investment Div.

(Executive VP) POSCO Steel Solution Marketing Dept.

(Executive VP) POSCO New Business Development Dept.

(Senior VP) POSCO New Business Dept.

(President) RIST Steel Structure Div.

1 Year

Chon, Jung-Son (2-2)	August 26, 1962 Board of Directors	2019~Present 2018~2019 2017~2018 2016~2017 2014~2016 2012~2014 2010~2012

(Board Member, Senior Executive VP)

Head of Corporate Strategy & Planning Div.

(Board Member, Senior Executive VP)

Head of Corporate Strategy & Finance Center

(President & Representative Director) POSCO C&C

(Executive VP) Head of POSCO Corporate Strategy Office

(Senior VP) Value Management Div. Senior Corporate Advisor

(Senior VP)

Head of POSCO Raw Materials Procurement Office

(VP) POSCO Raw Materials Investment Group

1 Year

Kim, Hag-Dong (2-3)	May 27, 1959 Board of Directors	2019~Present 2017~2019 2015~2017 2013~2015 2010~2013 2009~2010

(Board Member, Senior Executive VP)

Head of POSCO Steel Production Div.

(Senior Executive VP) Head of POSCO Gwangyang Works

(Senior Executive VP) Head of POSCO Pohang Works

(Representative Director, Senior Executive VP) SNNC

(Senior VP) Deputy Head of POSCO Gwangyang Works,

Iron & Steel Making

Head of Quality Control Dept., Pohang Works

1 Year

Jeong, Tak (2-4)	April 5, 1959 Board of Directors	2019~Present 2018~2019 2016~2018 2015~2016 2012~2015 2010~2012

(Board Member, Senior Executive VP)

Head of POSCO Marketing Div.

(Senior Executive VP) Head of POSCO Steel Business Div.

(Executive VP) Head of POSCO Steel Business Strategy Dept.

(Executive VP) Head of POSCO Energy and

Shipbuilding Materials Marketing Dept.

(Senior VP) Overseas Marketing Dept.

(Senior VP) Head of Metal/HR Steel Biz Div. Daewoo Corporation

1 Year

*	All candidates have no relation with the largest shareholder and no transactions with POSCO for the past three years.
*	All candidates stated and signed that they do not have any legal issue to be qualified for directors.

•	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds
Chang, In-Hwa (2-1)	As the head of Steel Business Unit, Mr. Chang has contributed to improving technology in the steel mill and cost competitiveness. Especially considering the recent downturn of global steel market, Mr. Chang is recommended as the key person who can stably manage POSCO’s steel business with his comprehensive perspective in production and marketing.

Chon, Jung-Son (2-2)	As the head of Corporate Strategy & Planning Division, Mr. Chon has contributed to the establishment of POSCO Group business strategies and executions. The Board of Directors recommends Mr. Chon as the Inside Director as he has extensive and comprehensive knowledge and experience in POSCO businesses on a group-wide level. Based on this, he is evaluated as a director candidate who can contribute to decision-makings on various issues in a most beneficial way to POSCO group.

Kim, Hag-Dong (2-3)	As the head of Steel Production & Technology Division, Mr. Kim has devoted himself for the competitiveness of steel production and stable operation of steel mills. With his expertise in steel mills, products, and technology, the Board of Directors believes he is capable of operating and managing production and technology efficiently.

Jeong, Tak (2-4)	Mr. Jeong has contributed to expanding the sales volume by establishing steel business strategies and through solution marketing. With his expertise and broad experience in sales and marketing, Mr. Jeong is considered as the key person to enhance profitability of steel business.

☒ Agenda 3: Election of Outside Director

  [Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act, Article 28 and 30 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Outside Directors of the Company as follows.

•	Number of Outside Directors to be Elected: 1 Director

•	Candidates

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Chang, Seung-Wha	June, 1963	2019~Present 2018~Present 2012~2016 2000 1995~Present

(Chairman) Committee of Korean Trade Commission

(Dean) Seoul National University School of Law

(Appellate Body Member) The World Trade Organization

Arbitrator of International Court of Arbitration (ICC)

Seoul National University Law Professor

3 Years
Director Candidate Recommendation and Management Committee

•	Candidate’s plan to fulfil his or her duty as Outside Director

Name	Working Plan
Chang, Seung-Wha

- As an expert in the field of international law, Mr. Chang will contribute to making the decision of the Board of Directors especially in the aspect of a stronger protectionism worldwide.

- With transparency and independence along with his insights from legal experiences, he will strive to maintain a system of checks and balances and implement policies to create more sound internal system.

- Mr. Chang will fulfil his duty as an Outside Director and work his best to realize POSCO’s philosophy, which is ‘Corporate Citizen: Building a better future together’

•	Recommendation for the candidate by the Board of Directors

Name	Grounds
Chang, Seung-Wha	POSCO has a great deal of international transactions worldwide. With his diverse background in the field of both domestic and international law as the dean of Seoul National University School of Law, the arbitrator of International Court of Arbitration (ICC), and the Appellate Body member of World Trade Organization, Mr. Chang offered the great guidance to the Board of Directors in making decisions for the past 3 years. He is expected to improve the future performance of the Board of Directors

*	The candidate has no relation with the largest shareholder and no transactions with POSCO for the past three years.
*	The candidate stated and signed that they do not have any legal issue to be qualified for directors.

☒ Agenda 4: Election of Audit Committee Member

  [Description of the Proposal]

Pursuant to Article 415-2, 542-11 and 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint an Audit Committee Member of the Company as follows.

•	Number of Audit Committee Member to be elected: 1 Member

•	Candidate

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Pahk, Heui-Jae	January 27, 1961	2017~Present 2016~2018 2014~Present 2013~2016 1998~2016 1993~Present

(President) Korea Association of Industrial Tech. Security

(Chairman) Youth Hope Foundation

(Senior Member)

National Academy of Engineering Korea

(President) Office of Strategic R&D Plan, MOTIE

(Founder and CEO) SNU Precision CO., LTD.

Professor at Seoul National University

(Mechanical&Aerospace Engineering)

2 Years
Director Candidate Recommendation and Management Committee

•	Recommendation for the candidate by the Board of Directors

Name	Grounds
Pahk, Heui-Jae	Mr. Pahk founded Precision Co. Ltd., the first start-up company in Seoul National University, and developed the company into a competitive business. He also was the president of the Office of Strategic R&D Plan in the Ministry of Trade, Industry and Energy which is the position also known as the Chief Technology Officer of the nation. With his ample experience and expertise, the Board of Directors believes that he is enable to contribute to the effective audit responsibilities.

*	The candidate has no relation with the largest shareholder and no transactions with POSCO for the past three years.
*	The candidate stated and signed that they do not have any legal issue to be qualified for directors.

☒ Agenda 5: Approval of Ceiling Amount of Total Remuneration for Directors

  [Description of the Proposal]

Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to approve the ceiling amount of the total remuneration for Directors in the fiscal year 2020.

☐ The ceiling amount (to be approved) of the total remuneration in the FY 2020: KRW 10.0 billion

☐ The ceiling amount (approved) of the total remuneration in the FY 2019: KRW 10.0 billion

POSCO

and Subsidiaries

Condensed Consolidated Financial Statements

December 31, 2019 and 2018

Table of Contents

Page

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	8

The following Condensed Consolidated Financial Statements based on K-IFRS are provided for reference of investors and are NOT finally reviewed by independent auditors.

The following Condensed Consolidated Financial Statements do NOT contain Notes to the Consolidated Financial Statements.

The audited Condensed Consolidated Financial Statements will be provided to the POSCO homepage(http://www.posco.co.kr) and to the SEC (https://www.sec.gov) in the 2nd week of March, 2020.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(in millions of Won)	December 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	~~W~~	3,514,872	2,643,865
Trade accounts and notes receivable, net		9,078,351	9,282,609
Other receivables, net		1,581,517	1,385,629
Other short-term financial assets		8,996,049	8,081,096
Inventories		10,920,320	11,499,928
Current income tax assets		45,929	51,557
Assets held for sale		74,158	21,854
Other current assets		631,176	684,464

Total current assets		34,842,374	33,651,002

Long-term trade accounts and notes receivable, net		198,785	427,125
Other receivables, net		1,140,879	863,240
Other long-term financial assets		1,669,389	1,647,898
Investments in associates and joint ventures		3,927,755	3,650,003
Investment property, net		878,227	928,615
Property, plant and equipment, net		29,925,973	30,018,273
Goodwill and other Intangible assets, net		4,908,473	5,170,825
Defined benefit assets, net		4,280	1,489
Deferred tax assets		1,237,285	1,381,031
Other non-current assets		325,241	508,764

Total non-current assets		44,216,287	44,597,263

Total assets	~~W~~	79,058,661	78,248,265

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(in millions of Won)	December 31, 2019		December 31, 2018
Liabilities
Trade accounts and notes payable	~~W~~	3,422,922	4,006,135
Short-term borrowings and current installments of long-term borrowings		8,548,212	10,289,619
Other payables		1,879,508	1,720,097
Other short-term financial liabilities		77,827	77,800
Current income tax liabilities		396,616	948,166
Liabilities directly associated with the assets held for sale		8	—
Provisions		360,495	301,280
Other current liabilities		1,638,102	1,594,888

Total current liabilities		16,323,690	18,937,985

Long-term trade accounts and notes payable		20,067	29,825
Long-term borrowings, excluding current installments		11,893,401	9,919,651
Other payables		585,129	148,868
Other long-term financial liabilities		31,494	64,162
Defined benefit liabilities, net		181,011	140,933
Deferred tax liabilities		1,691,498	1,688,893
Long-term provisions		458,154	431,036
Other non-current liabilities		79,510	127,361

Total non-current liabilities		14,940,264	12,550,729

Total liabilities		31,263,954	31,488,714

Equity
Share capital		482,403	482,403
Capital surplus		1,376,251	1,410,551
Hybrid bonds		199,384	199,384
Reserves		(1,157,980)	(1,404,368)
Treasury shares		(1,508,303)	(1,532,728)
Retained earnings		45,080,118	44,216,018

Equity attributable to owners of the controlling company		44,471,872	43,371,260
Non-controlling interests		3,322,834	3,388,291

Total equity		47,794,707	46,759,551

Total liabilities and equity	~~W~~	79,058,661	78,248,265

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

As of December 31, 2019 and 2018

(in millions of Won, except per share information)	2019		2018
Revenue	~~W~~	64,366,848	64,977,777
Cost of sales		(58,116,495)	(57,005,396)

Gross profit		6,250,353	7,972,381
Selling and administrative expenses
Reversal of (impairment loss) on trade accounts and notes receivable		28,105	(74,781)
Other administrative expenses		(2,041,286)	(1,985,755)
Selling expenses		(368,317)	(369,245)

Operating profit		3,868,855	5,542,600
Share of profit of equity-accounted investees, net		273,741	112,635
Finance income and costs
Finance income		1,872,143	1,705,970
Finance costs		(2,242,063)	(2,244,416)
Other non-operating income and expenses
Impairment loss on other receivables		(80,322)	(63,092)
Other non-operating income		474,873	523,586
Other non-operating expenses		(1,113,947)	(2,014,462)

Profit before income tax		3,053,278	3,562,821
Income tax expense		(1,070,641)	(1,670,757)

Profit		1,982,637	1,892,064
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans		(117,152)	(173,489)
Net changes in fair value of equity investments at fair value through other comprehensive income		(10,541)	(149,188)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees		66,134	(62,732)
Foreign currency translation differences		208,116	(42,908)
Gains or losses on valuation of derivatives		(90)	(212)

Other comprehensive income (loss), net of tax		146,468	(428,529)

Total comprehensive income	~~W~~	2,129,105	1,463,535

Profit attributable to:
Owners of the controlling company	~~W~~	1,835,087	1,690,612
Non-controlling interests		147,551	201,452

Profit	~~W~~	1,982,637	1,892,064

Total comprehensive income attributable to:
Owners of the controlling company	~~W~~	1,997,731	1,271,495
Non-controlling interests		131,374	192,040

Total comprehensive income	~~W~~	2,129,105	1,463,535

Basic and diluted earnings per share (in Won)		22,823	20,911

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal		Total
Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,199)	(76,199)	(63,708)	(139,907)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(498,517)	—	447,067	(51,450)	(34,754)	(86,204)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,181,073)	(1,533,054)	43,427,468	43,605,228	3,632,669	47,237,897
Comprehensive income:
Profit		—	—	—	—	—	1,690,612	1,690,612	201,452	1,892,064
Other comprehensive income (loss)									—	—
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(145,488)	(145,488)	(28,001)	(173,489)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(76,587)	—	—	(76,587)	13,855	(62,732)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(104,293)	—	(46,883)	(151,176)	1,988	(149,188)
Foreign currency translation differences, net of tax		—	—	—	(45,650)	—	—	(45,650)	2,742	(42,908)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(216)	—	—	(216)	4	(212)

Total comprehensive income		—	—	—	(226,746)	—	1,498,241	1,271,495	192,040	1,463,535

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(54,240)	(334,239)
Interim dividends		—	—	—	—	—	(400,003)	(400,003)	—	(400,003)
Changes in subsidiaries		—	—	—	—	—	—	—	(2,092)	(2,092)
Changes in ownership interests in subsidiaries		—	(1,497)	—	—	—	—	(1,497)	(654)	(2,151)
Repayment of hybrid bonds		—	(2,769)	(797,535)	—	—	—	(800,304)	(359,018)	(1,159,322)
Interest of hybrid bonds		—	—	—	—	—	(24,443)	(24,443)	(18,448)	(42,891)
Disposal of treasury shares		—	133	—	—	326	—	459	—	459
Others		—	2,119	—	3,451	—	(5,246)	324	(1,966)	(1,642)

Total transactions with owners of the controlling company,		—	(2,014)	(797,535)	3,451	326	(709,691)	(1,505,463)	(436,418)	(1,941,881)

Balance as of December 31, 2018	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2019 and 2018

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal		Total
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	1,835,087	1,835,087	147,551	1,982,637
Other comprehensive income (loss)									—	—
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(100,218)	(100,218)	(16,933)	(117,152)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	58,308	—	—	58,308	7,826	66,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	10,228	—	(20,769)	(10,541)	—	(10,541)
Foreign currency translation differences, net of tax		—	—	—	215,181	—	—	215,181	(7,065)	208,116
Gain or losses on valuation of derivatives, net of tax		—	—	—	(86)	—	—	(86)	(5)	(90)

Total comprehensive income		—	—	—	283,631	—	1,714,100	1,997,731	131,374	2,129,105

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,275)	(460,280)
Interim dividends		—	—	—	—	—	(480,694)	(480,694)	—	(480,694)
Changes in subsidiaries		—	—	—	—	—	—	—	1,281	1,281
Changes in ownership interests in subsidiaries		—	(48,538)	—	—	—	—	(48,538)	(128,587)	(177,125)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)	(7,294)	(16,494)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,662	—	(37,243)	—	39,900	4,318	(1,956)	2,362

Total transactions with owners of the controlling company		—	(34,300)	—	(37,243)	24,425	(850,000)	(897,119)	(196,831)	(1,093,949)

Balance as of December 31, 2019	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,118	44,471,872	3,322,834	47,794,707

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(in millions of Won)	2019		2018
Cash flows from operating activities
Profit	~~W~~	1,982,637	1,892,064
Adjustments for:
Depreciation		3,029,868	2,911,048
Amortization		431,247	356,581
Finance income		(855,382)	(737,745)
Finance costs		1,197,705	1,168,225
Income tax expense		1,070,641	1,670,757
Impairment loss on property, plant and equipment		442,700	1,004,704
Gain on disposal of property, plant and equipment		(49,367)	(53,139)
Loss on disposal of property, plant and equipment		120,227	117,614
Impairment loss on goodwill and intangible assets		191,021	337,519
Gain on disposal of intangible assets		(1,896)	(117,139)
Gain on disposal of investments in subsidiaries, associates and joint ventures		(27,836)	(45,241)
Loss on disposal of investments in subsidiaries, associates and joint ventures		6,539	5,226
Share of profit of equity-accounted investees		(273,741)	(112,635)
Impairment loss on assets held for sale		38,328	50,829
Gain on disposal of assets held for sale		(37,461)	(27,171)
Expenses related to post-employment benefit		240,425	216,489
Impairment loss on trade and other receivables		52,218	137,873
Loss on valuation of inventories		96,201	141,799
Increase to provisions		76,538	240,146
Others, net		895	77,945

		5,748,869	7,343,685

Changes in operating assets and liabilities		(40,789)	(2,052,531)
Interest received		320,336	352,337
Interest paid		(760,175)	(750,410)
Dividends received		266,774	224,410
Income taxes paid		(1,512,997)	(1,139,830)

Net cash provided by operating activities	~~W~~	6,004,655	5,869,725

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(in millions of Won)	2019		2018
Cash flows from investing activities
Acquisitions of short-term financial instruments	~~W~~	(36,063,406)	(32,173,134)
Proceeds from disposal of short-term financial instruments		35,415,822	31,105,544
Increase in loans		(450,638)	(627,783)
Collection of loans		398,838	941,962
Acquisitions of securities		(296,827)	(321,916)
Proceeds from disposal of securities		62,492	221,646
Acquisitions of investment in associates and joint ventures		(160,404)	(47,355)
Proceeds from disposal of investment in associates and joint ventures		16,458	88,852
Acquisitions of investment property		(19,344)	(44,106)
Proceeds from disposal of investment property		12,057	70,817
Acquisitions of property, plant and equipment		(2,519,219)	(2,135,550)
Proceeds from disposal of property, plant and equipment		51,800	90,412
Acquisitions of intangible assets		(299,587)	(447,616)
Proceeds from disposal of intangible assets		24,161	77,654
Proceeds from disposal of assets held for sale		67,246	93,338
Payment for acquisition of business, net of cash acquired		(37,345)	—
Cash received from disposal of business, net of cash transferred		45,360	447,917
Collection of lease receivables		56,889	—
Others, net		12,788	11,348

Net cash used in investing activities		(3,682,859)	(2,647,970)

Cash flows from financing activities
Proceeds from borrowings		5,646,977	2,762,446
Repayment of borrowings		(3,746,845)	(3,136,308)
Repayment of short-term borrowings, net		(2,194,727)	(854,554)
Capital contribution from non-controlling interests		29,475	5,808
Payment of cash dividends		(946,218)	(723,934)
Payment of interest of hybrid bonds		(16,494)	(46,166)
Repayment of hybrid bonds		—	(1,160,000)
Repayment of lease liabilities		(167,427)	(30,481)
Others, net		(116,920)	(11,859)

Net cash used in financing activities		(1,512,179)	(3,195,048)

Effect of exchange rate fluctuation on cash held		61,764	4,628

Net increase in cash and cash equivalents		871,381	31,335
Cash and cash equivalents at beginning of the period		2,643,865	2,612,530

Cash and cash equivalents at end of the period	~~W~~	3,515,246	2,643,865

POSCO

Separate Financial Statements

December 31, 2019 and 2018

The following Separate Financial Statements based on K-IFRS are provided for reference of investors and are NOT finally reviewed by independent auditors. The following Separate Financial Statements do NOT contain Notes to the Separate Financial Statements.

The audited Separate Financial Statements will be provided to the POSCO homepage (http://www.posco.co.kr) and to the SEC (https://www.sec.gov) in the 2nd week of March, 2020.

POSCO

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(in millions of Won)	December 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	~~W~~	978,139	259,219
Trade accounts and notes receivable, net		3,987,041	3,968,372
Other receivables, net		321,352	206,432
Other short-term financial assets		7,858,979	7,025,143
Inventories		4,988,530	5,288,009
Assets held for sale		53,924	25,683
Other current assets		28,101	23,542

Total current assets		18,216,066	16,796,400

Long-term trade accounts and notes receivable, net		6,014	7,673
Other receivables, net		56,468	57,767
Other long-term financial assets		1,257,896	1,176,757
Investments in subsidiaries, associates and joint ventures		15,069,857	15,121,339
Investment property, net		158,077	108,215
Property, plant and equipment, net		20,132,199	20,154,334
Intangible assets, net		708,915	645,222
Other non-current assets		105,274	58,273

Total non-current assets		37,494,700	37,329,580

Total assets	~~W~~	55,710,766	54,125,980

3

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(in millions of Won)	December 31, 2019		December 31, 2018
Liabilities
Trade accounts and notes payable	~~W~~	667,551	1,106,226
Short-term borrowings and current installments of long-term borrowings		1,146,476	826,862
Other payables		1,113,003	1,072,733
Other short-term financial liabilities		10,969	12,638
Current income tax liabilities		237,293	803,543
Provisions		21,007	19,165
Other current liabilities		135,147	54,806

Total current liabilities		3,331,446	3,895,973

Long-term borrowings, excluding current installments		5,191,537	3,444,108
Other payables		222,802	144,343
Other long-term financial liabilities		46,925	79,936
Defined benefit liabilities, net		54,146	863
Deferred tax liabilities		1,190,553	1,179,672
Long-term provisions		53,942	93,719
Other non-current liabilities		5,230	15,264

Total non-current liabilities		6,765,135	4,957,905

Total liabilities		10,096,581	8,853,878

Equity
Share capital		482,403	482,403
Capital surplus		1,252,220	1,154,775
Hybrid bonds		199,384	199,384
Reserves		(183,930)	(207,191)
Treasury shares		(1,508,303)	(1,532,728)
Retained earnings		45,372,411	45,175,459

Total equity		45,614,185	45,272,102

Total liabilities and equity	~~W~~	55,710,766	54,125,980

4

POSCO

Separate Statements of Comprehensive Income

As of December 31, 2019 and 2018

(in millions of Won, except per share information)	2019		2018
Revenue	~~W~~	30,373,511	30,659,425
Cost of sales		(26,700,874)	(25,728,293)

Gross profit		3,672,637	4,931,132
Selling and administrative expenses
Reversal of (impairment loss) on trade accounts and notes receivable		4,535	(6,586)
Other administrative expenses		(851,140)	(881,163)
Selling expenses		(239,673)	(234,007)

Operating profit		2,586,359	3,809,376

Finance income and costs
Finance income		868,682	629,940
Finance costs		(508,242)	(458,326)

Other non-operating income and expenses
Reversal of (Impairment loss) on other receivables		(286)	2,925
Other non-operating income		238,210	306,543
Other non-operating expenses		(1,353,474)	(2,055,559)

Profit before income tax		1,831,249	2,234,899
Income tax expense		(655,537)	(1,162,307)

Profit		1,175,712	1,072,592
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans		(80,554)	(106,057)
Net changes in fair value of equity investments at fair value through other comprehensive income		14,955	(131,646)
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—

Total comprehensive income	~~W~~	1,110,113	834,889

Basic and diluted earnings per share (in Won)	~~W~~	14,592	13,186

5

POSCO

Separate Statements of Changes in Equity

As of December 31, 2019 and 2018

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2018	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455
Adjustment on initial application of K-IFRS No. 1115, net of tax-			—	—	—	—	(883)	(883)
Adjustment on initial application of K-IFRS No. 1109, net of tax-			—	—	(321,654)	—	321,603	(51)

Adjusted balance as of January 1, 2018		482,403	1,156,429	996,919	(88,264)	(1,533,054)	44,926,087	45,940,521
Comprehensive income:
Profit		—	—	—	—	—	1,072,592	1,072,592
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(106,057)	(106,057)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(118,927)	—	(12,719)	(131,646)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)
Interim dividends		—	—	—	—	—	(400,003)	(400,003)
Repayment of hybrid bonds		—	(1,787)	(797,535)	—	—	—	(799,322)
Interest of hybrid bonds		—	—	—	—	—	(24,443)	(24,443)
Disposal of treasury shares		—	133	—	—	326	—	459

Balance as of December 31, 2018	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102

Balance as of January 1, 2019	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102
Comprehensive income:
Profit		—	—	—	—	—	1,175,712	1,175,712
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,555)	(80,555)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,261	—	(8,306)	14,955
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)
Interim dividends		—	—	—	—	—	(480,694)	(480,694)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001
Business combination(Note 39)		—	84,869	—	—	—	—	84,869

Balance as of December 31, 2019	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185

6

POSCO

Separate Statements of Cash Flows

As of December 31, 2019 and 2018

(in millions of Won)	2019		2018
Cash flows from operating activities
Profit	~~W~~	1,175,712	1,072,592
Adjustments for :
Expenses related to post-employment benefit		119,177	111,034
Depreciation		2,160,124	2,111,870
Amortization		77,190	69,101
Reversal of impairment loss on trade and other receivable		(4,248)	3,661
Finance income		(598,303)	(443,952)
Finance costs		284,334	235,892
Loss on valuation of inventories		7,677	12,169
Gain on disposal of property, plant and equipment		(25,583)	(47,941)
Loss on disposal of property, plant and equipment		114,874	120,570
Impairment losses on property, plant and equipment		222,036	940,595
Gain on disposal of intangible assets		(1,013)	(99,378)
Impairment losses on intangible assets		—	1,293
Impairment losses on investments in subsidiaries, associates and joint ventures		865,769	787,999
Recovery of Impairment losses on investments in subsidiaries, associates and joint venture		—	(56,420)
Gain on disposal of assets held for sale		(30,262)	(13)
Impairment loss on assets held for sale		8,021	7,788
Gain on disposal of emissions right		(6,122)	—
Gain on valuation of emissions rights		(25,440)	—
Increase to provisions		(10,398)	53,477
Income tax expense		655,536	1,162,307
Others		321	1,067
Changes in operating assets and liabilities		(438,041)	(813,429)
Interest received		147,683	154,529
Interest paid		(160,950)	(148,129)
Dividends received		284,648	228,296
Income taxes paid		(1,221,790)	(689,008)

Net cash provided by operating activities	~~W~~	3,600,955	4,775,971

7

POSCO

Separate Statements of Cash Flows, Continued

As of December 31, 2019 and 2018

(in millions of Won)	Notes	2019		2018
Cash flows from investing activities
Decrease in deposits		~~W~~	2,747,010	2,821,831
Collect of short-term loans			62	—
Proceeds from disposal of debt securities			—	130,000
Proceeds from disposal of short-term financial instruments			32,210,156	27,992,468
Proceeds from disposal of debt securities			54	855
Proceeds from disposal of equity securities			24,890	45,445
Proceeds from disposal of other securities			4,522	2,658
Proceeds from disposal of stock warrants			—	130
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			14,278	101,294
Proceeds from disposal of property, plant and equipment			—	4,551
Proceeds from disposal of intangible assets			5,587	26,954
Proceeds from disposal of assets held for sale			523,128	231
Proceeds from disposal of emissions rights			12,693	—
Proceeds from business combination			2,171	—
Increase in deposits			(2,792,820)	(3,404,466)
Acquisition of short-term financial investments			(32,670,040)	(28,613,172)
Increase in short-term loans			—	(2,950)
Increase in long-term loans			(5,697)	(261)
Acquisition of debt securities			(290,102)	(130,238)
Acquisition of equity securities			(11,144)	(1,443)
Acquisition of other securities			(1,710)	(464)
Acquisition of investment in subsidiaries, associates and joint ventures			(491,175)	(855,602)
Acquisition of property, plant and equipment			(1,903,966)	(1,677,962)
Proceeds from disposal of property, plant and equipment			(41,003)	—
Acquisition of intangible assets			(132,661)	(58,808)
Payment for acquisition of business, net of cash acquired			(1,156,953)	—

Net cash used in investing activities		~~W~~	(3,952,722)	(3,618,949)

Cash flows from financing activities	38
Proceeds from borrowings			2,950,068	1,743,353
Increase in long-term financial liabilities			3,287	1,162
Receipt of government grants			3,273	86
Proceeds from disposals of derivatives			9,682	—
Repayment of borrowings			(959,404)	(1,452,359)
Decrease in long-term financial liabilities			(40,781)	(16,099)
Payment of cash dividends			(881,169)	(679,998)
Payment of interest of hybrid bonds			(9,200)	(26,353)
Repayment of hybrid bonds			—	(800,000)

Net cash used in financing activities		~~W~~	1,075,756	(1,230,208)

Effect of exchange rate fluctuation on cash held			(5,069)	—
Net increase(decrease) in cash and cash equivalents			718,920	(73,186)
Cash and cash equivalents at beginning of the period	5		259,219	332,405

Cash and cash equivalents at end of the period	5	~~W~~	978,139	259,219

8

POSCO

Separate Statements Appropriation of Retained Earnings

As of December 31, 2019 and 2018

(in millions of Won)	2019		2018
Retained earnings before appropriation
Unappropriated retained earnings
carried over from prior year	~~W~~	593,208	574,596
Cumulative effect of accounting changes		—	320,720
Remeasurements of defined benefit plans		(80,554)	(106,057)
Loss on disposal of equity securities		(8,306)	(12,719)
Interests of hybrid bonds		(9,200)	(24,443)
Interim dividends
(Dividends (ratio) per share ~~W~~6,000 (120%) in 2019 ~~W~~5,000 (100%) in 2018)		(480,694)	(400,003)
Profit for the period		1,175,712	1,072,592

		1,190,166	1,424,686
Transfer from discretionary reserve
Reserve for research and manpower development		—	136,667
Appropriated retained earnings for dividends		412,243	531,861

		412,243	668,528
Appropriation of retained earnings
Dividends
(Dividends (ratio) per share ~~W~~4,000 (80%) in 2019 ~~W~~5,000 (100%) in 2018)		320,463	400,006
Appropriated retained earnings for business expansion		700,000	1,100,000

		1,020,463	1,500,006

Unappropriated retained earnings carried forward to subsequent year	~~W~~	581,946	593,208

9